Filed by Manulife Financial Corporation pursuant to Rule 425 of the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: John Hancock Financial Services, Inc. Commission File No.: 1-15607

The statements, analyses, and other information contained herein relating to the proposed merger and anticipated synergies, savings and financial and operating performance, including estimates for growth, trends in each of Manulife Financial Corporation’s and John Hancock Financial Services, Inc.’s operations and financial results, the markets for Manulife’s and John Hancock’s products, the future development of Manulife’s and John Hancock’s business, and the contingencies and uncertainties to which Manulife and John Hancock may be subject, as well as other statements including words such as “anticipate,” “believe,” “plan,” “estimate,” “expect,” “intend,” “will,” “should,” “may,” and other similar expressions, are “forward-looking statements” under the Private Securities Litigation Reform Act of 1995. Such statements are made based upon management’s current expectations and beliefs concerning future events and their potential effects on the company.

Future events and their effects on Manulife and John Hancock may not be those anticipated by management. Actual results may differ materially from the results anticipated in these forward-looking statements. For a discussion of factors that could cause or contribute to such material differences, investors are directed to the risks and uncertainties discussed in Manulife’s most recent Annual Report on Form 40-F for the year ended December 31, 2002, John Hancock’s most recent Annual Report on Form 10-K for the year ended December 31, 2002 and John Hancock’s quarterly reports on Form 10-Q and other documents filed by Manulife and John Hancock with the Securities and Exchange Commission (“SEC”). These risks and uncertainties include, without limitation, the following: changes in general economic conditions; the performance of financial markets and interest rates; customer responsiveness to existing and new products and distribution channels; competitive and business factors; new tax or other government regulation; losses relating to our investment portfolio; volatility in net income due to regulatory changes in accounting rules, including changes to United States generally accepted accounting principles, Canadian generally accepted accounting principles and statutory accounting; the ability to achieve the cost savings and synergies contemplated by the proposed merger; the effect of regulatory conditions, if any, imposed by regulatory agencies; the reaction of John Hancock’s and Manulife’s customers and policyholders to the transaction; the ability to promptly and effectively integrate the businesses of John Hancock and Manulife; diversion of management time on merger-related issues; and increased exposure to exchange rate fluctuations.

Neither Manulife nor John Hancock undertakes and each specifically disclaims, any obligation to update or revise any forward-looking information, whether as a result of new information, future developments or otherwise.

This communication is being made in respect of the proposed merger involving John Hancock and Manulife. In connection with the proposed merger, Manulife has filed a registration statement on Form F-4 on November 6, 2003 containing a preliminary proxy statement/prospectus for the stockholders of John Hancock, and Manulife and John Hancock will each be filing other documents regarding the proposed transaction, with the SEC. Before making any voting or investment decision, John Hancock’s stockholders and investors are urged to read the preliminary proxy statement/prospectus regarding the merger and the definitive proxy statement/prospectus when it becomes available, as well as any other relevant documents carefully in their entirety because they will contain important information about the proposed transaction. The preliminary proxy statement/prospectus on file with the SEC and the definitive proxy statement/prospectus and other relevant material (when they become available), and any other documents filed by Manulife or John Hancock with the SEC will be available free of charge at the SEC’s Web site, www.sec.gov. Stockholders and investors in John Hancock or Manulife will also be able to obtain the definitive proxy statement/prospectus and other documents free of charge by directing their requests to John Hancock Shareholder Services, c/o EquiServe, L.P., P.O. Box 43015, Providence, RI 02940-3015, (800-333-9231) or to Manulife Investor Relations, 200 Bloor Street East, NT-7, Toronto, Ontario, M4W 1E5, Canada, (800-795-9767).

Manulife, John Hancock and their respective directors and executive officers and other members of management and employees may be deemed to participate in the solicitation of proxies in respect of the proposed transactions. Information regarding John Hancock’s directors and executive officers is available in John Hancock’s proxy statement for its 2003 annual meeting of stockholders, which was filed with the SEC on March 20, 2003, and information regarding Manulife’s directors and executive officers is available in Manulife’s annual report on Form 40-F for the year ended December 31, 2002 and its notice of annual meeting and proxy circular for its 2003 annual meeting notice, which was filed with the SEC on March 31, 2003. Additional information regarding the interests of potential participants is included in the preliminary proxy statement/prospectus on file with the SEC and will be included in the definitive proxy statement/prospectus and other relevant documents filed with the SEC when they become available.

* * *

The following is a copy of the year-end message distributed to the U.S. Division employees from John DesPrez III, the President of Manulife USA, the U.S. subsidiary of Manulife Financial Corporation.

To all U.S. Division employees:

The holidays are upon us, and it’s a busy time for everyone. As the year comes to a close, I’d like to thank each of you for your contributions to our team effort in 2003. This has been a very successful year for the U.S. Division, and we are positioned to have an even better 2004.

Communication on the pending merger has been limited because we are still in the planning phase, and few decisions will be announced until after the John Hancock shareholder vote anticipated in late February. As previously announced, after the merger the combined operations of the two companies in the United States will be divided into two major operating divisions: Wealth Management and Protection.

I can share with you the planned business structure of the Wealth Management Division. We expect that it will consist of five businesses, each having profit and loss responsibility for its product lines and headed by a general manager. These businesses will be Fixed and Variable Annuities, Group Pensions, John Hancock Funds, College Savings, and Managed Accounts. As at Manulife today, we plan for each business unit to be relatively self-contained and provide its own Product Development, Marketing, Administration/Customer Operations, Finance, and Systems Support. Additional services would be provided by Legal, Human Resources, and Procurement.

Because there is no duplication of the products and services they provide, we believe that Group Pensions, John Hancock Funds, U.S. College Savings, and U.S. Managed Accounts will experience little change after the completion of the merger. Combining the two Annuities businesses will be a key focus, as they will operate as one organization offering both fixed and variable products from a single administrative platform.

Jim Benson of John Hancock and Bob Cook of Manulife USA’s Insurance Division have been working with their respective teams to develop plans for the new U.S. Protection businesses, including Insurance and Long Term Care. More details on this organization will be communicated in due course.

Revenue synergies will be a major focus for Wealth Management and Protection in 2004. We have plans to enhance existing products with new features made available to us through Hancock’s business strengths. We intend to explore opportunities to sell existing products through new channels such as the Essex bank channel and the Signator agency force. Our success with this merger will be measured by our ability to leverage such opportunities to increase revenue and earnings.

Integration teams from both Wealth Management and Protection are also developing specific plans for the successful continuation of our businesses following the closing. If the merger takes place as planned, some issues to be considered in combining our two businesses include:

•	merging sales plans,

•	completing detailed comparisons of practices and policies for eventual integration,

•	choosing the technology to support customer operations or administrative functions and planning the migration from two systems to one,

•	determining how we will leverage the Hancock brand, while maintaining our current momentum in the marketplace,

•	determining savings in overlap areas and then setting up the cost areas and budgets for each Division, and

•	identifying one time costs associated with the merger.

I’d like to thank all of you who are taking on additional work so that the integration teams can complete their tasks. Your ideas and enthusiasm will be critical to our success, so I invite you to look for ways you can contribute to the success of our proposed merger.

I wish you and your family a happy and safe holiday.

Best regards,

John D. DesPrez III
Chairman & President
Manulife USA

Forward-Looking Statements

The statements, analyses, and other information contained herein relating to the proposed merger and anticipated synergies, savings and financial and operating performance, including estimates for growth, trends in each of Manulife Financial Corporation’s and John Hancock Financial Services, Inc.’s operations and financial results, the markets for Manulife’s and John Hancock’s products, the future development of Manulife’s and John Hancock’s business, and the contingencies and uncertainties to which Manulife and John Hancock may be subject, as well as other statements including words such as “anticipate,” “believe,” “plan,” “estimate,” “expect,” “intend,” “will,” “should,” “may,” and other similar expressions, are “forward-looking statements” under the Private Securities Litigation Reform Act of 1995. Such statements are made based upon management’s current expectations and beliefs concerning future events and their potential effects on the company.

Future events and their effects on Manulife and John Hancock may not be those anticipated by management. Actual results may differ materially from the results anticipated in these forward-looking statements. For a discussion of factors that could cause or contribute to such material differences, investors are directed to the risks and uncertainties discussed in Manulife’s most recent Annual Report on Form 40-F for the year ended December 31, 2002, John Hancock’s most recent Annual Report on Form 10-K for the year ended December 31, 2002 and John Hancock’s quarterly reports on Form 10-Q and other documents filed by Manulife and John Hancock with the Securities and Exchange Commission (“SEC”). These risks and uncertainties include, without limitation, the following: changes in general economic conditions; the performance of financial markets and interest rates; customer responsiveness to existing and new products and distribution channels; competitive and business factors; new tax or other government regulation; losses relating to our investment portfolio; volatility in net income due to regulatory changes in accounting rules, including changes to United States generally accepted accounting principles, Canadian generally accepted accounting principles and statutory accounting; the ability to achieve the cost savings and synergies contemplated by the proposed merger; the effect of regulatory conditions, if any, imposed by regulatory agencies; the reaction of John Hancock’s and Manulife’s customers and policyholders to the transaction; the ability to promptly and effectively integrate the businesses of John Hancock and Manulife; diversion of management time on merger-related issues; and increased exposure to exchange rate fluctuations.

Neither Manulife nor John Hancock undertakes and each specifically disclaims, any obligation to update or revise any forward-looking information, whether as a result of new information, future developments or otherwise.

Important Legal Information

This communication is being made in respect of the proposed merger involving John Hancock and Manulife. In connection with the proposed merger, Manulife has filed a registration statement on Form F-4 on November 6, 2003 containing a preliminary proxy statement/prospectus for the stockholders of John Hancock, and Manulife and John Hancock will each be filing other documents regarding the proposed transaction, with the SEC. Before making any voting or investment decision, John Hancock’s stockholders and investors are urged to read the preliminary proxy statement/prospectus regarding the merger and the definitive proxy statement/prospectus when it becomes available, as well as any other relevant documents carefully in their entirety because they will contain important information about the proposed transaction. The preliminary proxy statement/prospectus on file with the SEC and the definitive proxy statement/prospectus and other relevant material (when they become available), and any other documents filed by Manulife or John Hancock with the SEC will be available free of charge at the SEC’s Web site, www.sec.gov. Stockholders and investors in John Hancock or Manulife will also be able to obtain the definitive proxy statement/prospectus and other documents free of charge by directing their requests to John Hancock Shareholder Services, c/o EquiServe, L.P., P.O. Box 43015, Providence, RI 02940-3015, (800-333-9231) or to Manulife Investor Relations, 200 Bloor Street East, NT-7, Toronto, Ontario, M4W 1E5, Canada, (800-795-9767).

Manulife, John Hancock and their respective directors and executive officers and other members of management and employees may be deemed to participate in the solicitation of proxies in respect of the proposed transactions. Information regarding John Hancock’s directors and executive officers is available in John Hancock’s proxy statement for its 2003 annual meeting of stockholders, which was filed with the SEC on March 20, 2003, and information regarding Manulife’s directors and executive officers is available in Manulife’s annual report on Form 40-F for the year ended December 31, 2002 and its notice of annual meeting and proxy circular for its 2003 annual meeting notice, which was filed with the SEC on March 31, 2003. Additional information regarding the interests of potential participants is included in the preliminary proxy statement/prospectus on file with the SEC and will be included in the definitive proxy statement/prospectus and other relevant documents filed with the SEC when they become available.